SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

Table of Documents Filed

1.	Translation of Japanese Documents Filed with the Tokyo Stock Exchange (Re: Notice Regarding the Granting of Stock Options in the Form of Stock Acquisition Rights) made public on Wednesday, August 4, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
Date: August 5, 2004	By:	/s/ Yukio Yanase
Yukio Yanase
Corporate Executive Vice President ORIX Corporation

August 4, 2004

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation
Corporate Communications
Raymond Spencer
Tel: +81-3-5419-5102
Fax: +81-3-5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp/grp/index_e.htm

Translation of Japanese Documents Filed with the Tokyo Stock Exchange

Re: Notice Regarding the Granting of Stock Options in the Form of Stock Acquisition Rights

Today, a Representative Executive Officer of ORIX Corporation (the “Company”) approved the details for the granting of stock options in the form of stock acquisition rights based on the proposal that was approved at the 41st Ordinary General Meeting of Shareholders of the Company held on June 23, 2004 and pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1.     Issue Date of Stock Acquisition Rights

August 4, 2004.

2.     Type and Number of Shares to Be Issued Upon Exercise of Stock Acquisition Rights

528,900 shares of common stock of the Company.

3.     Total Number of Stock Acquisition Rights to Be Issued

5,289 (100 shares will be issued upon exercise of one (1) stock acquisition right).

4.     Issue Price of Stock Acquisition Rights

None.

5.     Amount to Be Paid upon Exercise of Stock Acquisition Rights (the “Exercise Price”)

1,212,100 yen per one (1) stock acquisition right
12,121 yen per one (1) share

The Exercise Price is equal to the average of the closing price (with fractional amounts of less than one yen to be rounded up to one yen) of the shares of common stock of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding the days on which no shares were traded) commencing from the 45th trading date preceding the date (August 4, 2004) on which the Exercise Price is determined.

6.     Total Issue Price of New Shares if Shares Are Newly Issued Upon Exercise of Stock Acquisition Rights

6,410,796,900 yen

-more-

7.     Exercise Period of Stock Acquisition Rights

From June 24, 2006 to June 23, 2014.

8.     Terms for Exercising Stock Acquisition Rights

(1)	When a holder of the stock acquisition rights loses his or her position as a director, an executive officer, a corporate auditor or an employee of the Company, its subsidiaries or its affiliates, such holder may exercise his or her stock acquisition rights within one (1) year after his or her loss of such position, however, such exercise shall be made no later than June 23, 2014.

(2)	Other terms for exercise of the stock acquisition rights shall be stipulated in an agreement between the Company and the holder of the stock acquisition rights.

9.     Issue Price of New Shares Not to Be Accounted for as Capital when Shares Are Newly Issued Upon Exercise of the
        Stock Acquisition Rights

6,060 yen per share.

10.   Reasons for and Terms of Cancellation of Stock Acquisition Rights

(1)	If a holder with stock acquisition rights no longer satisfies any of the terms of stock acquisition rights provided for in 8. above, the stock acquisition rights may be cancelled at no cost to the Company.

(2)	In the event the Company becomes the non-surviving company of a merger, becomes a company to be demerged by demerger, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by a surviving company, newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

11.   Transfer of Stock Acquisition Rights

Approval of the Board of Directors of the Company is required in order to assign stock acquisition rights.

12.   Holders of Stock Acquisition Rights

The stock acquisition rights shall be granted to a total of 1,106 persons, including directors, executive officers, corporate auditors and employees of the Company, its subsidiaries and its affiliates.

(Reference)

(1)	The date of the resolution of the meeting of the Board of Directors, which approved the proposal to be made to the Ordinary General Meeting of Shareholders, was April 26, 2004.

(2)	The date of the resolution of the Ordinary General Meeting of Shareholders was June 23, 2004.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

-end-